                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                      America West Holdings Corporation(1)
                         America West Airlines, Inc.(2)
                         ------------------------------
                                (Name of Issuer)

                     (1)Class A Common Stock, $.01 par value

                     (1)Class B Common Stock, $.01 par value
                 (2)Warrants to Purchase Class B Common Stock of
                 -----------------------------------------------
                       America West Holdings Corporation
                       ---------------------------------
                         (Title of Class of Securities)

                                   023650 302
                                   023650 203
                                   023650 112
                                 ---------------
                                 (CUSIP Numbers)

                              Gary E. Risley, Esq.
                              Mesa Air Group, Inc.
                              2325 East 30th Street
                          Farmington, New Mexico 87401
                                  505-327-0271
                          ----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 19, 1997
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 023650 302, 023650 203, 023650 112    13 D         Page 2 of 6 Pages


1        NAME  OF REPORTING  PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Mesa Air Group, Inc.
         85-0302351

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [x]
                                                              (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

                                            7        SOLE VOTING POWER

                                                     Class A Common Stock                                   100,000
                                                     Class B Common Stock                                   200,502
          NUMBER OF                                  Warrants to Purchase Class B Common Stock              799,767
           SHARES
         BENEFICIALLY                       8        SHARED VOTING POWER
          OWNED BY
            EACH                                     Class A Common Stock                                 1,200,000
          REPORTING                                  Class B Common Stock                                 3,263,768
         PERSON WITH                                 Warrants to Purchase Class B Common Stock              799,767

                                            9        SOLE DISPOSITIVE POWER

                                                     Class A Common Stock                                   100,000
                                                     Class B Common Stock                                   200,502
                                                     Warrants to Purchase Class B Common Stock              799,767


                                            10       SHARED DISPOSITIVE POWER

                                                     Class A Common Stock                                 1,200,000
                                                     Class B Common Stock                                 3,263,768
                                                     Warrants to Purchase Class B Common Stock              799,767

CUSIP Nos. 023650 302, 023650 203, 023650 112    13 D         Page 3 of 6 Pages

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Class A Common Stock                                           1,200,000
         Class B Common Stock                                           3,263,768
         Warrants to Purchase Class B Common Stock                        799,767

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                    [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)

         Class A Common Stock                                           100%
         Class B Common Stock                                           7.2%
         Warrants to Purchase Class B Common Stock                      9.8%

14       TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 4 of 6 Pages

                  This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed as of November 28, 1995, Amendment No. 2 filed as of February 1, 1996, Amendment No. 3 filed as of February 21, 1996, Amendment No. 4 filed as of February 23, 1996, Amendment No. 5 filed as of February 27, 1996, Amendment No. 6 filed as of May 30, 1996 and Amendment No. 7 filed as of June 18, 1996 (the "Schedule 13D") of Mesa Air Group, Inc. (formerly, Mesa Airlines, Inc.), a Nevada corporation ("Mesa"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common") and the Class B Common Stock, $0.01 par value per share (the "Class B Common") of America West Holdings Corporation, a Delaware corporation ("Holdings"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

                  Item 1 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

                  The securities to which this statement relates are (i) the Class A Common and the Class B Common of Holdings and (ii) the Warrants of the Company. The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share.

                  According to information provided by the Company, effective as of midnight on December 31, 1996, the Company adopted a holding company form of organizational structure. The holding company reorganization was effected pursuant to an Agreement and Plan of Merger among the Company, Holdings and AWA Merger, Inc., a Delaware corporation and wholly owned subsidiary of Holdings ("Merger Sub"), which provided for, among other things, the merger ("Merger") of Merger Sub with and into the Company, with the Company as the surviving corporation. By virtue of the Merger, the Company became a wholly owned subsidiary of Holdings and each issued and outstanding share of Class A Common Stock and Class B Common Stock of the Company was converted into one share of Class A Common and Class B Common, respectively, of Holdings. As a result, each holder of the Company's Class A Common Stock and Class B Common Stock became the owner of the same number of shares of Class A Common and Class B Common, respectively, of Holdings. Also as a result of the Merger, each Warrant, which prior to the effective time of the Merger entitled the holder thereof to purchase one share of the Company's Class B Common Stock, now entitles the holder of such Warrant to purchase one share of Class B Common of Holdings. The Warrants remain an obligation of the Company.

ITEM 5. INTERESTS IN SECURITIES OF ISSUER.

                  Items 5(a) and (b) of the Schedule 13D are hereby amended and replaced in their entirety as follows:

                  (a) - (b) At the date hereof, Mesa has the sole power to vote and dispose of 100,000 shares of the Class A Common, 220,502 shares of the Class B Common and 799,767 Warrants. The Class A Common held by Mesa represents approximately 8.3% of the 1,200,000 shares of the Class A Common outstanding as of February 28, 1997, based on information provided by the Company. The Class B Common held by Mesa represents approximately .5% of the 44,593,235 shares of the Class B Common outstanding as of February 28, 1997, based on information provided by the Company. The Warrants held by Mesa represent approximately 12.8% of the 6,266,384 Warrants outstanding as of February 28, 1997, based on information provided by the Company. Assuming the exercise by Mesa of its Warrants, the aggregate amount of the Class B Common held by Mesa would be 1,000,269 shares, representing approximately 2.2% of the 45,393,002 shares of the Class B Common that would be assumed to be outstanding upon such exercise.

                  The following paragraphs should be inserted immediately after the above paragraph:

                                                            Page 5 of 6 Pages

                  On March 13, 1997, TPG Partners, L.P. ("TPG") entered into a Warrant Purchase Agreement with the Company, pursuant to which TPG sold 1,584,915 Warrants to the Company for a total of $11,062,706, representing an amount equal to $6.98 per Warrant. TPG had held 107 of such Warrants as a nominee of Air Partners II, L.P. ("Air Partners") and 102 of such Warrants as a nominee of TPG Parallel I, L.P. ("TPG Parallel" with TPG, Air Partners and TPG Parallel collectively, the "Filing Parties"). Such sale closed on March 19, 1997. Currently, TPG no longer holds any Warrants.

                  On March 13, 1997, TPG Parallel entered into a Warrant Purchase Agreement with the Company, pursuant to which TPG Parallel sold 159,580 Warrants to the Company for a total of $1,113,868, representing an amount equal to $6.98 per Warrant. Such sale closed on March 19, 1997. Currently, TPG Parallel no longer holds any Warrants.

                  On March 13, 1997, Air Partners entered into a Warrant Purchase Agreement with the Company, pursuant to which Air Partners sold 167,028 Warrants to the Company for a total of $1,165,855, representing an amount equal to $6.98 per Warrant. Such sale closed on March 19, 1997. Currently, Air Partners no longer holds any Warrants.

                  In an amendment to its Schedule 13D filed on June 12, 1996, GPA Group plc ("GPA") reported that on May 23, 1996 it closed the sale of all of its 1,384,615 Warrants to the Company for a total of $11,609,996.78, representing an amount per Warrant equal to (a) the difference between a per share price of the Class B Common of $20.125 and $12.74 (the exercise price of the Warrants), plus (b) a premium of $1.00 per warrant. In the same amendment to its Schedule 13D, GPA reported that it no longer held any Class A Common, Class B Common or Warrants.

                  As a result of, and simultaneously with, such sale, the rights and obligations of GPA under each of the Stockholders' Agreement and the GPA Voting Agreement (other than the obligation for GPA to cause the resignation or removal of its designated director from the Company's board of directors) terminated automatically. Accordingly, the Filing Parties and Mesa no longer have any understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA, and the Filing Parties, Mesa and GPA no longer comprise a group within the meaning of Section 13(d)(3) of the Exchange Act.

                  On the basis of information contained in the Schedules 13D and the amendments thereto filed by each of TPG, TPG Parallel, Air Partners II, Continental and Mesa, as a group, such persons beneficially own 1,200,000 shares of the Class A Common, 2,464,001 shares of the Class B Common (excluding shares of Class B Common purchasable upon the exercise of Warrants), and 799,767 Warrants. The aggregate amount of the Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of the Class A Common outstanding as of February 28, 1997, based on information provided by the Company. The aggregate amount of the Class B Common beneficially owned by the group represents approximately 5.5% of the 44,593,235 shares of the Class B Common outstanding as of February 28, 1997, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 12.8% of the 6,266,384 Warrants outstanding as of February 28, 1997, based on information provided by the Company.

                                                            Page 6 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 2, 1997

                                           MESA AIR GROUP, INC.

                                           By: /s/W. Stephen Jackson
                                           --------------------------------
                                           Name:  W. Stephen Jackson
                                           Title: Chief Financial Officer